UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

VOCALTEC COMMUNICATIONS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M97601-10-4

(CUSIP Number)

Dr. Manfred Balz

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M97601-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Deutsche Telekom AG not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,300,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,300,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,300,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on January 19, 1998 (the “Schedule 13D”), of Deutsche Telekom AG (“DTAG”) with respect to the Ordinary Shares, par value New Israeli Shekel 0.01 (the “Stock”), of VocalTec Communications Ltd. (the “Company”).  Since the Schedule 13D was not required to be (nor was it) filed electronically, this Amendment restates the text of the Schedule 13D in its entirety as amended hereby, as required by Rule 101(a)(2)(ii) of Regulation S-T.

Item 1.	Security and Issuer
The security to which this statement relates is the Stock of the Company. The principal executive offices of the Company are located at 1 Maskit Street, Herzliya, 46733, Israel.

Item 2.	Identity and Background

This statement is being filed by DTAG, a stock corporation organized under the laws of Germany.  The address of the principal executive offices of DTAG is Deutsche Telekom AG, Friedrich-Ebert-Allee 140, Postfach 2000, 53105 Bonn, Germany.

DTAG is Germany’s largest provider of telecommunications services, and is one of the largest telecommunications service providers in the world.  The name, business address, citizenship and present principal occupation or employment of each director and executive officer of DTAG is set forth on Exhibit A hereto and is incorporated herein by reference.  Unless otherwise specified, each director and executive officer of DTAG is a citizen of the Federal Republic of Germany.

The Federal Republic of Germany (the “Republic”) owns approximately 15.40% of DTAG’s issued and outstanding common shares.  In addition, DTAG has been informed that approximately 22.09% of DTAG’s shares are held by KfW-Bankengruppe, which is 80% owned by the Republic.

During the last five years, neither DTAG nor, to the best of DTAG’s knowledge, any person on Exhibit A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Stock currently held by DTAG (the “Shares”) were acquired by DTAG on January 19, 1998 pursuant to the Share Purchase Agreement (as defined below) for an aggregate amount of U.S.$48,300,000.  The source of such funds was DTAG’s working capital.

Item 4.	Purpose of Transaction

DTAG initially acquired the Shares to invest in the Company’s Internet telephony business and to underpin a strategic business relationship formed between it and the Company, as described below.  As further described below, the long-standing business relationship between DTAG and the Company has recently been altered by the Transaction (as defined below) and related matters.

DTAG entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with the Company dated as of December 29, 1997.  The Share Purchase Agreement provided for the purchase by DTAG of 2,300,000 newly issued Ordinary Shares of the Company at the price of U.S.$48,300,000, which DTAG believed represented, immediately following the issuance thereof, approximately 21.1% of the Company’s issued share capital.  The closing of the purchase was subject to the satisfaction or waiver of various conditions, including approval of the Share Purchase Agreement by the Board of Directors of the Company (as a condition to the Company’s obligations).  Such approval was obtained, and the closing occurred on January 19, 1998 (the “Closing Date”).

The Share Purchase Agreement contained a variety of representations and warranties by each of the Company and DTAG.

Under the Share Purchase Agreement, DTAG was granted preemptive rights with respect to any issuance or sale by the Company of equity securities or securities convertible into equity securities of the Company or which entitle the owner to acquire equity securities of the Company, provided that DTAG is only entitled to exercise such rights to the extent necessary to maintain certain minimum percentage ownership levels in the Company (initially 21% of the Company’s issued and outstanding share capital, and in no event exceeding 26%).  The consideration for and terms pursuant to which DTAG may acquire shares by exercising its preemptive rights would be the same as those provided to the party acquiring the shares being issued or sold, except that in certain situations (i.e., the issuance of equity securities pursuant to certain stock options or stock option programs, in connection with the acquisition by the Company of another business entity or assets, or for less than the market price or other than for cash to a strategic investor) the price per share would equal the average of the closing bid prices for the Company’s shares during the 20 trading days preceding the date on which such preemptive rights are exercised.  DTAG would have 15 Bonn, Germany business days within which to decide whether to exercise its preemptive rights after receiving notice of the Company’s intention to issue equity securities.  The preemptive rights granted under the Share Purchase Agreement were to continue for so long as (a) DTAG’s share of the Company’s issued and outstanding Ordinary Shares is not below 8% and (b) the Business Cooperation Agreement (as described below) is in effect (other than solely as a result of an automatic extension thereof to allow DTAG more time to place orders to fulfill its total purchase commitment (an “Automatic Extension”)) or DTAG and/or any of its affiliates was otherwise making Substantial Purchases (as defined below) of products and/or services from the Company (unless the Business Cooperation Agreement has been terminated due to a material breach of it by the Company, in which case only the condition in clause (a) applies).  DTAG and/or its affiliates would be deemed to be making “Substantial Purchases” unless (a) they were not purchasing products and services (i) at a rate in U.S. dollar terms at least comparable to that of the same quarter in the prior year or (ii) at levels of at least 5% of the Company’s prior quarter revenues on a quarterly basis and (b) the Company delivers notice to DTAG that this minimum order threshold was not being achieved and 14 days had elapsed from the date of delivery of such notice without action by DTAG that caused such threshold to be achieved.

The preemptive rights granted to DTAG under the Share Purchase Agreement and summarized in the preceding paragraph (collectively, the “Preemptive Rights”) were terminated pursuant to SPA Amendment No. 1 (as defined below), as further described below.

Under the Share Purchase Agreement, DTAG agreed that for a period of 10 years from the Closing Date, it would not directly, indirectly or through any DTAG-controlled entity, acquire without the prior written consent of the Company more than 22% of the Company’s issued and outstanding capital (the “Standstill Percentage”) at such time, provided that DTAG’s acquisition of shares in accordance with its first refusal rights under the Shareholders Agreement (as described in Item 6 below) was not restricted by this limitation.  DTAG also agreed for a period of 10 years that neither it nor any person in the DTAG control group (as defined in the Share Purchase Agreement) (the “DTAG Group”) would act in concert with any third person (other than persons in the DTAG Group and except for the Shareholders Agreement) for the purpose of acquiring or holding the Company’s shares.  DTAG also agreed that neither it nor any person in the DTAG Group would deposit any Company shares in a voting trust or subject any Company shares to any arrangement or agreement with respect to the voting of such shares (other than the Shareholders Agreement).

In the event that any of certain direct competitors of DTAG as identified by DTAG (each, a “Direct Competitor”) acquired more than 10% of the issued and outstanding share capital of the Company, or any other entity or group of entities acting together acquires more than 15% of the issued and outstanding share capital of the Company, the Standstill Percentage would increase in each case to 26%.  The Standstill Percentage also would increase to 26% if the Company declared a cash dividend on its shares and DTAG could gain or preserve a tax advantage as a result of purchases within such increased limit.  In the event an entity or group of entities acting together acquired more than 20% of the Company’s issued and outstanding share capital, the standstill provisions of the Share Purchase Agreement would no longer apply.

If a tender or exchange offer was made as evidenced by the actual dissemination of tender or exchange offer materials to security holders by another entity or group (not including DTAG and/or certain shareholder of the Company) to purchase or exchange for cash or other consideration any shares or rights, warrants or options therefore with respect to not less than a majority of the Company’s shares, then DTAG would have the right to make a counter tender or exchange offer and acquire shares pursuant thereto.

The standstill and other provisions applicable to DTAG under the Share Purchase Agreement and summarized in the preceding three paragraphs (collectively, the “Standstill Provisions”) were terminated pursuant to SPA Amendment No. 1 (as defined below), as further described below.

Under the Share Purchase Agreement and the related registration rights agreement that is part thereof (the “Registration Rights Agreement”), DTAG was granted the right to require the Company, at the Company’s expense, to register Shares (and any Ordinary Shares acquired through the exercise of its preemptive rights) (together, “Registrable Securities”) under the

Securities Act of 1933, as amended (the “Securities Act”), at any time following the earlier of a material breach by the Company of its obligations under the Business Cooperation Agreement or the expiration of the Business Cooperation Agreement (disregarding for this purpose any Automatic Extension).  This right is exercisable up to two times (except that DTAG may request a third registration for Shares with respect to which DTAG has previously requested registration which have been excluded from registration on the basis of marketing factors on the advice of the managing underwriter).  In addition, DTAG was granted the right to request the Company to include, subject to certain conditions, Registrable Securities in certain registrations otherwise undertaken by the Company.

Pursuant to the Share Purchase Agreement, so long as (i) DTAG owned at least 8% of the issued and outstanding Ordinary Shares of the Company and (ii) the Business Cooperation Agreement was in effect (other than as a result of an Automatic Extension), or DTAG and/or any of its affiliates were making Substantial Purchases, DTAG would be entitled to designate one non-voting observer to attend and participate in all meetings of the Board of Directors of the Company, which observer would receive all notices, reports and other communications delivered to the Directors of the Company, provided, however, that the observer would not be entitled to receive any information, including information contained in the detailed agenda or notice of a meeting, or minutes of a Board meeting, and participate in any discussions of the Board of Directors, with respect to DTAG (or any affiliate of DTAG) or any of DTAG’s competitors.  DTAG was able to terminate its right to have a non-voting observer at any time.

Given that the number of shares beneficially owned by DTAG is less than 8% of the issued and outstanding Ordinary Shares of the Company following consummation of the Transaction (as defined below), DTAG’s right to designate one non-voting observer as described in the preceding paragraph no longer applies.

In the event that the Company would contemplate merging with, or selling all or substantially all of its assets to, any Direct Competitor, the Share Purchase Agreement provided that such matter would be raised with a special approvals board and the Company would not execute any such merger, acquisition or sale without the consent of this board.  The special approvals board would consist of six members, three of whom would be appointed by each of DTAG and the Company.  Decisions of the special approvals board would be taken by majority vote, which majority must include at least one member appointed by DTAG and at least one member appointed by the Company.

In addition, for so long as the Business Cooperation Agreement was in effect (other than as a result of an Automatic Extension) or DTAG and/or any of its affiliates was making Substantial Purchases from the Company of products and/or services, the Company would not be permitted to issue or sell to any Direct Competitor shares, options or other securities convertible or exchangeable into equity securities of the Company without the consent of the special approvals board.

The right of DTAG to participate in the special approvals board under the Share Purchase Agreement as summarized in the preceding two paragraphs (collectively, the “Special Approval Board Rights”) were terminated pursuant to SPA Amendment No. 1 (as defined below), as further described below.

The Company undertook that during the period beginning from the date of the Share Purchase Agreement, and ending at such time that DTAG’s preemptive rights terminate, (i) any options to purchase equity securities of the Company granted by the Company to its employees (excluding its senior officers and directors) would be granted at an exercise price which would not be less than 95% of the closing bid price on the date of such grant, and (ii) any options to purchase equity securities of the Company granted by the Company to its officers, directors or consultants would be granted at an exercise price which would not be less than 100% of the closing bid price on the date of such grant.

The provisions relating to employee options applicable to the Company under the Share Purchase Agreement and summarized in the preceding paragraph (collectively, the “Employee Option Matters”) were terminated pursuant to SPA Amendment No. 1 (as defined below), as further described below.

Under the Share Purchase Agreement, DTAG undertook that for 10 years from the Closing Date, it would vote all the shares it holds, directly or indirectly, in the Company (and all shares in the Company held directly or indirectly by the other members of the DTAG Group shall be voted) in favor of the election to the Company’s Board of Directors of all the persons nominated by the Company’s Board of Directors.  DTAG agreed that none of such shares would be voted in favor of any nominee to the Company’s Board of Directors (including its own nominees), unless such nominee was nominated for such position by the Company’s Board of Directors.  DTAG further agreed that all such shares would be voted in favor of the termination of office or the replacement or any Director at any time in accordance with the recommendations of the Company’s Board of Directors.

The restrictions described in the foregoing paragraph would not apply if (i) another entity or group of entities (subject to certain exclusions) acting in concert acquired more than 20% of the Company’s issued and outstanding share capital, (ii) DTAG and the other members of the DTAG Group held more than 50% or less than 5% of the Company’s issued share capital or (iii) the Company’s Board of Directors did not make any recommendation concerning the election of directors.  Pursuant to the Share Purchase Agreement, DTAG and the other members of the DTAG group would be entitled to vote their shares against any director representing or nominated by a Direct Competitor.  DTAG and the other members of the DTAG Group would also be entitled to vote their shares with the existing parties to the Shareholders Agreement in favor of such group’s board nominees (or with such group in opposition or for a removal or replacement of any director) rather than in accordance with the recommendations of the Company’s Board of Directors.  Alternatively, DTAG and the other members of the DTAG Group would be entitled to vote their shares for directors (or with respect to a removal) in proportion with the vote of all other shareholders cast in such election.  DTAG agreed that, unless it and the other members of the DTAG group hold 50% or more of the Company’s issued share capital, DTAG would not nominate its own slate of directors, or vote for the election of its own slate of directors, to the Company’s Board of Directors if they would constitute 50% or more of all the members of the Company’s Board of Directors.

The provisions regarding voting rights applicable to DTAG under the Share Purchase Agreement and summarized in the preceding two paragraphs (collectively, the “Voting Matters”)

were terminated pursuant to SPA Amendment No. 1 (as defined below), as further described below.

Under the Share Purchase Agreement, the Company agreed to indemnify DTAG against losses, damages, liabilities and expenses for any material breach or misrepresentation of any covenant, warranty or representation made by the Company under such agreement for a period beginning on the Closing Date and ending 30 days after the Company’s audited financial statements for the year ending December 31, 1998, were finalized, provided that such losses exceed in the aggregate the sum of U.S.$300,000. The amount paid pursuant to such indemnification obligations, however, was limited to the purchase price for the Shares of U.S.$48,300,000.

The Share Purchase Agreement provided that DTAG may assign its rights and obligations thereunder to a wholly owned subsidiary of DTAG that becomes the owner of the Shares.

As an incident to the Share Purchase Agreement, the Company and DTAG entered into a Confidentiality Agreement (the “Confidentiality Agreement”), dated as of December 29, 1997.

In connection with DTAG’s entry into the Share Purchase Agreement with the Company, DTAG entered into a Strategic Business Cooperation Agreement (the “Business Cooperation Agreement”) with the Company dated as of December 29, 1997.  Pursuant to this agreement, DTAG agreed to purchase U.S.$33 million of products and services from the Company, of which U.S.$21.7 million is to be ordered on or before December 31, 1999, in specified amounts per quarter, provided that such products and services are competitive and competitively priced.  If DTAG did not place orders equal to U.S.$33 million on or before December 31, 1999, DTAG undertook in the Business Cooperation Agreement to use its best efforts to place orders in an amount equal to the shortfall as soon as reasonably practicable thereafter.  The Company committed to give DTAG priority over its other customers, and, in this regard, agreed to offer DTAG certain product pricing benefits, an opportunity to purchase the full range of the Company’s products, priority on the provision of product alpha and early private beta versions, assistance in establishing a quality assurance laboratory on-site at DTAG to do independent product testing, an opportunity to provide input on product requirement cycles for generic products and specific product features developed by the Company for DTAG, priority in production capacity and other resources and joint cooperation in marketing and promotional activities.  The Company also committed to refrain from entering into a relationship with a DTAG competitor that provides such competitor with the overall preferential treatment accorded to DTAG as described in the previous sentence until such time as DTAG enters into a strategic relationship in the area of Internet voice telephony that is, in its totality, substantially similar to DTAG’s strategic relationship with the Company.  A Technical Advisory Committee consisting of representatives of DTAG and the Company was to be established to coordinate product development and purchasing plans within the framework of the Business Cooperation Agreement.  Products purchased by DTAG or its affiliates under the Business Cooperation Agreement would be for use by DTAG and such affiliates or for redistribution globally (other than in South Korea) on a non-exclusive basis.

The Business Cooperation Agreement entered into effect on January 19, 1998.  The initial term of the Business Cooperation Agreement ran until December 31, 1999.  The Business Cooperation Agreement is no longer in effect.

The period over which the Business Cooperation Agreement remained in effect (including as a result of extensions) may have affected the availability of contractual rights and obligations under the Share Purchase Agreement in the manner described above.

DTAG understands that, on October 27, 2005, the Company, entered into a Share Sale and Purchase Agreement (the “Share Sale and Purchase Agreement”) has Tdsoft Ltd., a privately-held Israeli company (“Tdsoft”) and certain shareholders of Tdsoft.  Pursuant to the Share Sale and Purchase Agreement, DTAG understands that the Company agreed to purchase all of the issued and outstanding share capital of Tdsoft.  In exchange, the Company agreed to issue to the shareholders of Tdsoft ordinary shares of the Company in an aggregate amount that will constitute 75% of the issued and outstanding share capital of the Company immediately following such issuance.  As a result of the transactions contemplated by the Share Sale and Purchase Agreement (collectively, the “Transaction”), Tdsoft has become a wholly-owned subsidiary of the Company.

DTAG understands that the Transaction closed on November 24, 2005, and that in connection with the Transaction, the aggregate total of issued and outstanding Stock of the Company has been increased to 60,346,092 shares of Stock.  Due to the increase in the issued and outstanding Stock of the Company in connection with the Transaction, the holdings of Stock of the Company’s shareholders prior to the Transaction, including DTAG, has been significantly diluted.

DTAG understands that the obligation of Tdsoft and its shareholders to consummate the Transaction was subject to the satisfaction or waiver of certain conditions.  In accordance with one of these conditions to closing, each of (i) the Shareholders Agreement (as defined below) and (ii) certain provisions of the Share Purchase Agreement have been terminated by all respective parties thereto.  In addition, the Company was required to obtain the waiver by DTAG of any rights it may have had with respect to certain issuances of securities by the Company.

On November 24, 2005, DTAG entered into a Shareholder Undertaking with the Company (the “Shareholder Undertaking”) in which DTAG agreed to certain restrictions on the transfer of the Shares, which expired upon consummation of the Transaction on November 24, 2005.  In addition, on November 24, 2005, DTAG delivered to the Company an irrevocable proxy appointing Ilan Rosen, Yosi Albagli and Barry Levenfeld the attorneys and proxies of DTAG in respect of matters to be voted upon at the meeting of the Company’s shareholders on November 24, 2005 and any postponement or adjournment of such meeting (the “Shareholders’ Meeting”), including matters relating to the Transaction.

A copy of the Shareholder Undertaking has been filed as Exhibit 4 to this Amendment.  The summary description of this agreement in this Amendment is qualified in its entirety by reference to the Shareholder Undertaking.

  On November 24, 2005, DTAG entered into Amendment No.1 to the Share Purchase Agreement between the Company and DTAG (“SPA Amendment No. 1”).  Pursuant to SPA Amendment No. 1, upon consummation of the Transaction, the provisions of the SPA relating to the following matters have terminated:  Preemptive Rights, Standstill Provisions, Special Approval Board Rights, Employee Option Matters and Voting Matters.  DTAG also agreed in SPA Amendment No. 1 not to exercise, for a period of nine months following consummation of the Transaction, its right to demand that its Registrable Securities be registered in accordance with its registration rights under the Share Purchase Agreement.  In addition, DTAG waived all preemptive rights to which it was entitled or may have been entitled under the Share Purchase Agreement in connection with the Share Sale and Purchase Agreement and certain other agreements relating to securities of the Company.

The Company agreed in SPA Amendment No. 1 to certain undertakings designed to make available to DTAG the benefits of Rule 144 under the Securities Act that may permit DTAG to sell securities of the Company without registration with the U.S. Securities and Exchange Commission (“SEC”).  Specifically, the Company agreed to make and keep certain public information available so long as the Company remains subject to the periodic reporting requirements under the U.S. Securities and Exchange Act of 1934, as amended; file with the SEC in a timely manner all required reports and other documents; and certain other undertakings.

A copy of SPA Amendment No. 1 has been filed as Exhibit 5 to this Amendment.  The summary description of this agreement in this Amendment is qualified in its entirety by reference to SPA Amendment No.1.

Any action or actions DTAG might undertake in respect of its Shares will be subject to the requirements of applicable law and will be dependent upon DTAG’s review of numerous factors, including, among other things, the price level and liquidity of the Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except as stated herein, DTAG does not have any plans or proposals with regard to the Company of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the U.S. Securities and Exchange Commission.

Item 5.	Interest in Securities of the Issuer
As a result of the Transaction and the resulting dilution in DTAG’s ownership stake in the Company, the percentage of issued and outstanding Stock of the Company that DTAG beneficially owns has been significantly reduced.  At the date hereof, DTAG beneficially owns 2,300,000 shares of Stock, representing approximately 3.8% of the 60,346,092 shares of Stock represented by the Company to be currently outstanding.

At the date hereof, DTAG has sole voting and dispositive power with respect to the shares of Stock it holds of record.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Stock beneficially owned by DTAG.

Except as set forth in this statement, neither DTAG nor, to the best knowledge of DTAG, any of the persons listed on Exhibit A hereto, is the beneficial owner of, or has the right to acquire, directly or indirectly, any shares of the Stock, and neither DTAG nor, to the best knowledge of DTAG, any of the persons listed on Exhibit A hereto, has effected any transaction in the Stock during the 60 days prior to the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with its acquisition of the Shares, DTAG entered into a Shareholders Agreement (the “Shareholders Agreement”) as of January 19, 1998 with La Cresta International Trading Inc., Lior Haramati, Alon Cohen, Dovrat, Shrem/Yozma – Keren Polaris Limited Partnership (together, the “Israeli Shareholders”), Elon Ganor and Ami Tal (together with the Israeli Shareholders, the “Other Shareholder Parties”).  The Other Shareholder Parties were existing shareholders of the Company who represented to DTAG that they owned 3,172,050 Ordinary Shares, representing at the time approximately 29.1% of the Company’s outstanding share capital.  The Shareholders Agreement was in addition to an existing shareholders agreement among the Israeli Shareholders.

Pursuant to the Shareholders Agreement, each of DTAG, La Cresta International Trading Inc., Mr. Haramati and Mr. Cohen had a right of first refusal with respect to any transfer by the others of their affiliate transferees of all or any of his or its shares in the Company (except for certain excluded transfers, including transfers to affiliates, transfer to one another, sales of shares on a stock exchange and sales into certain tender or exchange offers).

The parties to the Shareholders Agreement agreed to confer with each other before voting on any matter put to the vote at any general meeting of shareholders of the Company in order to attempt to reach a common view as to how to vote their shares on such matter.  The parties would not, however, be restrained by the Shareholders Agreement in their ultimate discretion as to how they vote their shares.

The parties to the Shareholders Agreement agreed that they would not enter into any agreements to elect nominees/representatives of third parties to the Company’s Board of Directors (other than the Share Purchase Agreement and the pre-existing shareholders agreement among the Israeli Shareholders).

The Israeli Shareholders agreed that if: (a) their aggregate shareholding in the Company would drop below 12% of the Company’s issued and outstanding share capital; or (b) a party or a group of parties acting in concert would acquire more than 20% of the Company’s issued and outstanding share capital, they would, if so requested, support and vote in favor of a nominee of DTAG to the Company’s Board of Directors.

The term of the Shareholders Agreement was 10 years.  However, the Shareholders Agreement was terminable by DTAG with respect to itself if DTAG’s percentage interest in the Ordinary Shares declined to less than 5%.

On November 24, 2005, DTAG and the Other Shareholder Parties entered into a Termination Agreement (the “Termination Agreement”) whereby, upon consummation of the Transaction, the Shareholders Agreement terminated in its entirety and was of no further force and effect.  Under the Termination Agreement, DTAG waived any and all voting rights it may have had under the Shareholders Agreement.  In addition, DTAG and the Other Shareholder Parties released and waived all claims arising from or related to the Shareholders Agreement.  A copy of the Termination Agreement has been filed as Exhibit 6 to this Amendment.  The summary description of this agreement in this Amendment is qualified in its entirety by reference to the Termination Agreement.

Except for the transactions provided for or contemplated by the agreements described herein, neither DTAG nor, to the best knowledge DTAG, any of the persons listed on Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1                 Share Purchase Agreement*

Exhibit 2                 Shareholders Agreement*

Exhibit 3                 Confidentiality Agreement*

Exhibit 4                 Shareholder Undertaking

Exhibit 5                 SPA Amendment No. 1

Exhibit 6                 Termination Agreement

*              Previously filed with the Schedule 13D on January 19, 1998

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2005

DEUTSCHE TELEKOM AG

By:	/s/ Kevin Copp
Name: Kevin Copp
Title: Senior Executive Vice President Mergers & Acquisitions

By:	/s/ Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President Investor Relations

Exhibit A

Directors and Executive Officers of Deutsche Telekom AG

The following tables I and II set forth the names and business addresses with respect to DTAG’s Board of Management and Supervisory Board.  Unless otherwise noted, each member of the Supervisory Board and Board of Management is principally employed by DTAG.

I.              Board of Management

Kai-Uwe Ricke

Chairman

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

Dr. Karl-Gerhard Eick

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

Dr. Heinz Klinkhammer

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

René Obermann

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

Lothar Pauly

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

Walter Raizner

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

II.            Supervisory Board

Dr. Klaus Zumwinkel

Chairman

Chairman of the Board of Management of Deutsche Post AG

Platz der Deutschen Post 1

D-53113 Bonn, Germany

Franz Treml

Deputy Chairman of the Ver.di Trade Union

Deputy Chairman of the Supervisory Board of Deutsche Telekom AG

Im Grossen Garten 20

D-64331 Weiterstadt, Germany

Monika Brandl

Member of Central Works Council at Deutsche Telekom AG

c/o Deustche Telekom AG

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

Josef Falbisoner

Chairman of the Bavarian District of the Union ver.di

Schwanthaler Strasse 64

D-80336 München, Germany

Dr. Hubertus von Grünberg

Serves as member on several Supervisory Boards

Vahrenwalder Strasse 9

D-30165 Hannover, Germany

Volker Halsch

State Secretary in the Federal Ministry of Finance

Wilhelmstrasse 97

D-10117 Berlin, Germany

Lothar Holzwarth

Chairman of the Works Council of Deutsche Telekom AG,

branch office South-Western, Stuttgart

Nauheimer Strasse 98

D-70372 Stuttgart, Germany

Dr. sc. techn. Dieter Hundt

Managing Shareholder of Allgaier Werke GmbH

Ulmer Strasse 75

D-73066 Uhingen, Germany

Waltraud Litzenberger

Member of the Works Council of Deutsche Telekom AG, Mainz branch office

Brückes 2-8

D-55545 Bad Kreuznach, Germany

Michael Löffler

Member of the Works Council of Deutsche Telekom AG, Dresden branch office

Querstrasse 1-3

D-04103 Leipzig, Germany

Hans W. Reich

Speaker of the Management Board, Kreditanstalt für Wiederaufbau (KfW)

Palmengartenstrasse 5-9

D-60325 Frankfurt, Germany

Dr. Wolfgang Reitzle

President and Chief Executive Officer of Linde AG

Abraham-Lincoln-Strasse 21

D-65189 Wiesbaden, Germany

Dr. jur. Hans-Jürgen Schinzler

Chairman of the Board of Management of Münchner Rückversicherung AG

Königinstrasse 107

80802 München, Germany

Dr. Klaus G. Schlede

Chairman of the Supervisory Board of Deutsche Lufthansa AG

Von-Gablenz-Strasse 2-6

D-50679 Köln, Germany

Wolfgang Schmitt

Head of Deutsche Telekom AG’s Regional Directorate, T-Com Central

Berliner Allee 1

D-79114 Freiburg, Germany

Michael Sommer

President of the Trade Union Council, Berlin

Bundesverwaltung Berlin

Henriette-Herz-Platz 2

D-10178 Berlin, Germany

Ursula Steinke

Chairwoman of the Works Council at T-Systems CDS GmbH, Kiel

Northern District Service and Computer Center

Bunsenstrasse 29

D-24145 Kiel, Germany

Prof. Dr. h.c. Dieter Stolte

Editor in Chief of “WELT” and “Berliner Morgenpost”

Douglasstrasse 14

D-14193 Berlin, Germany

Bernhard Walter

Former Speaker of the Board of Management, Dresdner Bank AG

Jürgen Ponto-Platz 1

D-60301 Frankfurt, Germany

Wilhelm Wegner

Chairman of the Central Works Council at Deutsche Telekom AG

c/o Deutsche Telekom AG

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany